A.M. Best Company, Inc.


A.M. Best Company, Inc.
(Board of Directors)
A.M. Best Europe
Limited
(Dormant)
A.M. Best Europe –
Information Services
Limited
(Board of Directors)
A.M. Best Rating Services, Inc.
(Board of Directors)
A.M. Best America Latina
S.A. de C.V
(Board of Directors)
A.M. Best Asia-Pacific
Limited
(Board of Directors)
A.M Best Europe Rating Services
Limited
(Board of Directors)
A.M. Best (EU) Rating Services
B.V.
(Board of Directors)
A.M. Best Asia-Pacific
(Singapore) Pte. Ltd.
(Board of Directors)

Form NRSRO Exhibit 4

A.M. Best Rating Services, Inc.

Organization Structure


President & Chairman A.M. Best Rating Services, Inc.
Senior Vice President Information Services
Vice President Application Services
Vice President Rating Systems
Vice President BestLink
Assistant Vice President Technical Engineering Services
Execute Vice President & COO Rating Services AMBRS
Senior Managing Director & Chief Rating Officer
Managing Director North American Property Casualty
Managing Director PC Reinsurance & Large Commercial
Managing Director North American & Caribbean Life Health Ratings
Senior Director Insurance-Linked Securities
Managing Director Rating Operations
Managing Director Credit Rating Criteria
Senior Director Data Management
Senior Managing Director Business Development, Support & Building Engineering
Director Public Relations
Director Building Engineering Services
Chief Executive Officer EMEA/AMBAP & Chairman AMBAPS
Managing Director Market Development & Information Services AMBERS
Compliance Officer AMBERS
Compliance Officer AMBAP & AMBAPS
Director Human Resources & Operations AMBERS
Finance Director Accounting AMBERS & AMBAP
Managing Director Analytics AMBERS
Senior Director AMBERS
Managing Director Analytics AMBAP & AMBAPS
Managing Director Market Development AMBAP & AMBAPS
Senior Managing Director Industry Relations Americas & AMBAL
Managing Director Capital Markets
Director Industry Relations
Managing Director AMBAL
Associate Director Compliance AMBAL
Senior Managing Director & Chief Compliance Officer
Senior Director Regulatory Research & Risk Analysis
Director Compliance
Director Compliance Internal Testing
Director Compliance Reporting
Vice President